August 9, 2011
Via EDGAR (Correspondence)

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re:	Provida Pension Fund Administrator Inc.
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed on May 23, 2011
File No. 001-13406

Dear Mr. Rosenberg:

By letter dated August 1, 2011, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) with respect to the annual report on Form 20-F for the fiscal year ended December 31, 2010 (“Form 20-F”) of Administradora de Fondos de Pensiones Provida S.A. (referred to in this letter as “Provida,” the “Company” and “we”). In response to your comments and on behalf of the Company, I have provided responses to those comments. The text set forth in bold-faced type, immediately following each paragraph number, is a verbatim reproduction of the comments included in your letter and appears in the order set forth therein.

Form 20-F for Fiscal Year Ended December 31, 2010

Operating and Financial Review and Prospects
B. Liquidity and capital resources
Sources and uses of funds, page 46

1.
Please provide us revised disclosure to be included in future periodic reports to include an explanation for the changes in cash provided by/used in operating activities, investing activities and financing activities for 2010 as compared to 2009 and for 2009 as compared to 2008.

Response

With respect to the request for a cash flow variance analysis between 2009 and 2008, we understand that as first time adopters of IFRS as issued by the IASB, in accordance with SEC Release No. 33-8779 (Acceptance From Foreign Private Issuers of Financial Statements Prepared in Accordance with International Financial Reporting Standards Without Reconciliation to U.S. GAAP) and General Instruction G to Form 20-F, we are permitted to present the financial statements for the two most recent fiscal years rather than three.  Therefore, the amended disclosure below does not address financial information for 2008.

Regarding the revised disclosure for a variance analysis between 2010 and 2009, we acknowledge the staff comment to provide, for use in future periodic reports, an explanation for the changes in cash provided by/used in operating activities, investing activities and financing activities.

In future filings, we propose the following disclosure:

Net cash provided by operating activities. Net cash provided by operating activities was MCh$67,726 in 2010, representing an increase of MCh$30,477 with respect to net cash provided by operating activities in 2009. The increase is explained by the following: (i) lower life and disability insurance premium paid for MCh$80,930 in 2010 as compared to 2009 which was caused by the Pension Reform Law’s change of the individual responsibility for AFPs to provide life and disability benefits; (ii) lower total remunerations paid in 2010 as compared to 2009 for MCh$5,686 mainly by a decrease in number of staff employees due to the outsourcing of certain supporting services in non-core areas and lower benefits for bonuses due to reduced total administrative employees; and (iii) higher dividends received from related companies of MCh$706 in 2010 as compared to 2009 and other cash increases of MCh$165. The aforementioned increases were partially offset by the following effects: (i) a decrease in fee income received of MCh$38,558 in 2010 as compared to 2009 caused by lower fee charged to participants beginning July 2009, the average fee in 2010 was 1.54% as compared to average fee in 2009 of 2.18% in connection with the change of the coverage of the life and disability benefits previously mentioned ; (ii) higher income tax paid of MCh$3,455 in 2010 as compared to 2009; (iii) increased other net cash outflows from operations of MCh$14,997 in 2010 as compared to 2009 related to outsourcing of pension and saving payment services.

Net cash used in investing activities. Net cash used in investing activities was MCh$8,473 in 2010, increasing by MCh$1,169 as compared to net cash provided by in investing activities in 2009. The increase in use of funds from investing activities in 2010 was mainly due to higher other cash outflows of MCh$2,076 paid in 2010 as compared to 2009 which were partially offset by lower use of funds in 2010 as compared to 2009 in mandatory investment purchases for a net amount of MCh$907.

Net cash used in financing activities. The Company’s net cash used in financing activities increased by MCh$43,500 in 2010 to MCh$62,577 as compared to MCh$19,047 in 2009. The increase in cash used in financing activities is primarily explained by higher dividends paid to shareholders which were MCh$61,935 in 2010 as compared to MCh$19,088 of dividends paid in 2009 due to better results obtained by the Company.

Controls and Procedures
Management’s Report on Internal Control Over Financial Reporting, page 78

2.
Please provide us revised disclosure to be included in future periodic reports to state that the financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and not generally accepted accounting principles in Chile.

Response

We acknowledge the Staff’s comments and in future filings we will state that the financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

In future filings, we propose the following disclosure in Item 15 (emphasis added to reflect what we have modified):

Management’s Report on Internal Control Over Financial Reporting

The management of Provida is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15 (f) of the Exchange Act. Provida’s internal control over financial reporting is a framework designed to provide reasonable assurance, for external purposes, regarding the reliability of financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and includes policies and procedures that:

•	pertain to the maintenance of records that, accurately and fairly reflect Provida’s transactions and disposals of its assets;

•
provide reasonable assurance that transactions are recorded to permit the preparation of financial statements in accordance with IFRS, and that the Company’s expenditures are being made only in accordance with authorizations of Provida’s management and directors; and

•
provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisitions, use or disposal of the Company’s assets that could have a material effect on the financial statements.

Notes to the Consolidated Financial Statements
Note 32. Contingencies and Restrictions
(c) Litigation or other actions in which the company is involved, page F-67

3.
For the lawsuits presented by the Administrator’s former employees, please provide us revised disclosure to be included in future periodic reports to clarify whether the possibility of an outflow in settlement is remote. If the possibility is not remote, please provide the disclosures required by paragraphs 86 and 91 of IAS 37.

Response

We respectfully advise the Staff that it is probable that an outflow of economic benefits will be required to resolve the lawsuits presented by the Administrator’s former employees and a sufficiently reliable estimate of the amount of the obligation can be made. As a result the Administrator has established a provision for MCh$643 which is being disclosed in Note 23 under “Other provisions”.

In future filings, we propose the following revised disclosure in Note 32 in response to the Staff’s comment:

“c)	Litigation or other actions in which the company is involved:

As of December 31, 2010, there are pending labor lawsuits related to pension matters and other labor matters with former employees, which are filed in various courts throughout the country. According to the opinion of the Company’s Legal Advisory Division the resolution of these lawsuits will not have unfavorable material effects on the Company’s results. Nevertheless, since it is probable that an outflow of resources embodying economic benefits will be required to resolve the lawsuits and a sufficiently reliably estimate of the amount of the obligation can be made, the Company has established a provision for MCh$643 as of December 31, 2010 to cover probable losses due to these lawsuits, which are recorded in the item “Other provisions” disclosed in Note 23.”

Additionally, we propose the following disclosure in Note 23 footnote (3) to clarify that the provision balance disclosed therein includes the aforementioned provision for labor lawsuits:

“(3) Other provisions include mainly provisions for advertising and provisions for litigations related to pending labor lawsuits with former employees and other pension matters. See Note 32.c for additional information.”

Based on the amended disclosures included herein, we believe that we comply with the disclosures required in paragraphs 86 and 91 of IAS 37.

*           *           *

In addition, as requested, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this matter, please feel free to call me at 011-562-351-1483 or our U.S. legal counsel, Andrés V. Gil (011-33-1-56-59-36-30) and Thomas J. Clarke (212-450-3011) of Davis Polk & Wardwell LLP.

Yours sincerely,

/s/ María Paz Yañez
María Paz Yañez Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.

cc:           Andrés V. Gil, Esq., Davis Polk & Wardwell LLP
Thomas J. Clarke, Esq., Davis Polk & Wardwell LLP